Exhibit 99

NEWS

RELEASE

BERGER HOLDINGS, LTD.

805 Pennsylvania Blvd., Feasterville, PA 19053

FOR IMMEDIATE RELEASE

BERGER HOLDINGS, LTD.

ANNOUNCES THIRD QUARTER RESULTS

Philadelphia, PA, November 14, 2003 Berger Holdings, Ltd. (NASDAQ: “BGRH”) reported third quarter revenues of $13,687,983 for 2003 versus $12,026,345 for the comparable period last year, an increase of 13.8%. Net income was $553,886 for the current year versus $419,610 for the comparable period last year, an increase of 32%.

Mr. Joseph F. Weiderman, President and CEO of the Company stated, “Our third quarter performance reflects the benefits of extremely harsh weather we experienced through the first half of 2003.”

	Three Months Ended September 30		Nine Months Ended September 30
	2003	2002	2003	2002
Net Sales	$13,687,983	$12,026,345	$35,129,451	$33,936,031
Income from operations	$1,098,500	$973,450	$1,789,571	$2,425,377
Income before income taxes	$923,144	$693,814	$1,213,100	$1,553,714
Income taxes	$369,258	$274,204	$485,240	$652,560
Net income	$553,886	$419,610	$727,860	$901,154
Basic earnings per share	$.11	$.08	$.14	$.18
Basic shares	5,229,911	5,023,129	5,110,295	5,043,020
Diluted earnings per share	$.09	$.06	$.12	$.13
Diluted shares	6,329,716	6,857,760	6,255,425	6,872,830

As previously announced, on October 20, 2003, Amerimax Pennsylvania, Inc., an indirect wholly owned subsidiary of Euramax International, Inc., commenced a tender offer for all of the outstanding shares of common stock of the Company at a cash price of $3.90 per share of common stock.

The tender offer is being made pursuant to the Agreement and Plan of Merger by and among Euramax, Amerimax Pennsylvania, Inc. and the Company, which the parties entered into on October 10, 2003. The tender offer will expire at 12:00 midnight, NYC time, on Monday, November 17, 2003, unless extended. Following successful completion of the tender offer, any remaining shares of common stock of the Company will be acquired in a cash merger at the same price. The tender offer is conditioned upon, among other things, there being tendered and not withdrawn prior to the expiration date of the tender offer at least 80% of the outstanding shares of the Company.

The foregoing statements are neither an offer to purchase nor a solicitation of an offer to sell securities. Euramax has filed a tender offer statement with the SEC and the Company has filed a solicitation/recommendation statement with the SEC with respect to the offer. Investors and security holders of the Company are urged to read each of the tender offer statement and the solicitation/recommendation statement referenced in this press release because they contain important information about the transaction.

Berger Holdings, Ltd. is the parent company of Berger Bros Co., which was founded in 1874, and is a manufacturer of the most complete line of roof drainage products specializing in copper as well as residential and commercial snow guards. All of the Company’s products are used in new construction, remodeling, and renovation markets.

Contact:	Berger Holdings, Ltd.
Francis E. Wellock, Jr., EVP and CFO

Phone:	(215) 355-1200 Ext. 122

Forward-looking statements in this release are made pursuant to the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that actual results may differ substantially from such forward-looking statements. Forward-looking statements involve risk and uncertainties including but not limited to, continued acceptance of the Company’s products in the marketplace, competitive factors, new products and technological changes, the Company’s dependence upon third-party suppliers and other risks detailed in the Company’s periodic reports filed with the Securities and Exchange Commission.

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